April 28, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Keira Nakada, Office of Trade & Services

Re:	Comment Letter Dated April 20, 2023
Schnitzer Steel Industries, Inc.
Form 10-K for the Year Ended August 31, 2022
Filed October 24, 2022
File No. 000-22496

Dear Ms. Nakada:

Schnitzer Steel Industries, Inc. (“SSI” or the “Company”) submits this letter in response to a comment (the “Comment”) from the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) received by electronic mail dated April 20, 2023. The Company’s previous response letter was dated April 14, 2023 to the Staff’s initial comment letter dated March 31, 2023 on the above-referenced Form 10-K, as referenced in the Staff’s initial comment.

For the Staff’s convenience, the Company has restated the Comment below in bold.

Form 10-K for the Fiscal Year Ended August 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 51

1.
We note your response to comment 1. Since you are adjusting your various Non-GAAP measures for changes in legal and environmental charges, net of recoveries, for legacy environmental matters, please tell us how you considered the guidance in Question 100.04 of the Compliance and Disclosure Interpretations Regarding Non-GAAP measures in determining that the inclusion of these adjustments is appropriate. Please note that Question 100.04 indicates that changing the basis of accounting for revenues and expenses in a Non-GAAP performance measure from an accrual basis would not be appropriate.

Response

In response to the Staff’s comment, the Company acknowledges Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated December 13, 2022 (“Question 100.04”). The Company respectfully advises the Staff that it has considered the prescribed guidance and other factors in determining that the Company’s adjustment from the applicable non-GAAP financial measures for charges for legacy environmental matters, net of recoveries, does not have the effect of changing the recognition and measurement principles required to be applied to such charges and recoveries in accordance with GAAP. Therefore, the Company has concluded that the exclusion of the item from the applicable non-GAAP financial measures it presents does not represent individually tailored accounting that would cause those measures to be misleading in the context of Question 100.04 and Rule 100(b) of Regulation G referenced therein.

Schnitzer Steel Industries, Inc.

299 SW Clay Street, Suite 350 Portland, OR 97201 t 503 224 9900 f 503 323 2804

The Company describes its accounting policies with respect to the recognition and measurement of environmental liabilities and losses and associated insurance receivables and recovery gains in the Notes to the Consolidated Financial Statements in Part II, Item 8 of the above-referenced Form 10-K (“Notes”).

The specific Notes and pertinent sections within those Notes are listed as follows:

▪
Note 2 - Summary of Significant Accounting Policies
o
“Other Assets” section
o
“Environmental Liabilities” section
▪
Note 10 - Commitments and Contingencies
o
“Contingencies - Environmental” section

The Company’s adjustment for charges for legacy environmental matters, net of recoveries, from the applicable non-GAAP financial measures does not represent a substitute for amounts recognized and measured on an accrual basis in accordance with GAAP and the Company’s accounting policies and methods described in the Notes. The adjustment does not have the effect of changing the pattern of recognition, such as accelerating or deferring charges or recoveries from the Company’s insurers and other third parties in connection with legacy environmental matters. The adjustment removes all of the applicable cash and noncash periodic charges and recoveries for legacy environmental matters recognized in the Consolidated Statements of Operations in accordance with GAAP. Furthermore, the adjustment presents such charges and associated recoveries on a net basis, which is consistent with their classification and presentation on a net basis within Selling, general and administrative expense in the Company’s Consolidated Statements of Operations in the Form 10-K. The Company believes the adjustment to the applicable non-GAAP financial measures is appropriately labeled and clearly described including through footnote description and reference to the Notes describing legacy environmental matters.

In addition, in January 2023, following the Staff’s update to the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures on December 13, 2022, including to Question 100.04, the Company’s management presented to the Audit Committee of the Company pertinent details and its assessment of the Staff’s update, concluding that the update does not change Company management’s view regarding the appropriateness of the Company’s existing non-GAAP financial measures, including the adjustment for legacy environmental matters.

Accordingly, based on the foregoing, the Company believes that its approach of excluding charges for legacy environmental matters, net of recoveries, from the applicable non-GAAP financial measures does not result in measures that are misleading in the context of Question 100.04 and Rule 100(b) of Regulation G referenced therein.

Thank you for your letter, and we hope that the foregoing has been responsive to the Staff’s Comment. If you have any questions or comments about this letter or need any further information, please call the undersigned at (503) 265-6329.

Sincerely,

Schnitzer Steel Industries, Inc.

/s/ Stefano R. Gaggini

Stefano R. Gaggini

Senior Vice President and Chief Financial Officer

cc: James Matthew Vaughn, Senior Vice President, General Counsel, and Chief Compliance Officer